April 28, 2016

VIA EDGAR

Larry Spirgel, Esq.

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

RE:	xG Technology, Inc.
Preliminary Information Statement on Schedule 14A
Filed April 19, 2016
File No. 001-35988

Dear Mr. Spirgel:

We hereby submit the responses of xG Technology, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated April 26, 2016, to Roger Branton, Chief Financial Officer of the Company, in regard to the above-referenced Preliminary Information Statement on Schedule 14A.

For convenience of your reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. The proposed changes to our proxy that are referenced in below response have been provided as supplemental information to this correspondence. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amendment.

Proposal to Authorize the Board of Directors to Amend the Company's Certificate of Incorporation, as amended, to Effect a Reverse Split...

Authorized but Unissued Shares; Potential Anti-Takeover Effects, page 32

1.	We note in Proposal 6 the Company is seeking shareholder approval to increase the number of authorized shares. Please expand your disclosure under the reverse stock split proposal to discuss the potential impact of both proposals on the interests of existing shareholders.

Company Response: We have revised the disclosure in Proposal No. 3 to discuss the potential impacts of both the proposal for a reverse stock split and the proposal for to increase the number of authorized shares on the interests of existing shareholders.

Approval of Amendment to Our Certificate of Incorporation to Increase the Number of Authorized Shares of Our Capital Stock..., page 44

2.	Please clarify whether the increased authorized shares of common stock and blank check preferred are necessary to cover the issuance of the Series D Convertible Preferred Shares and underlying common stock to Integrated Microwave Technologies.

Company Response: We have revised the disclosure to clarify whether the increased authorized shares of common stock and blank check preferred stock are necessary to cover the issuance of the shares of Series D Convertible Preferred Stock and underlying common stock to Integrated Microwave Technologies.

Approval of Issuance of Shares of Series D Convertible Preferred Stock..., page 46

3.	Please expand the disclosure to include the description of the securities being issued and the financial information required by Item 11(e) of Schedule 14A.

Company Response: We have revised the disclosure under Proposal No. 7 to include the description of the terms of the Series D Convertible Preferred Stock being issued. We also included the financial information required under 13(a)(1) of Schedule 14A.

We have not included the information required under 13(a)(2)-(6) because we do not believe that information to be material to the investors’ understanding of the transaction.

4.	Please explain the mechanics of determining the “Cash Proceeds” of the Series D Convertible Preferred and accrued interest prior to the issuance of the shares.

Company Response: We have revised the disclosure to explain the mechanics of determining the “Cash Proceeds” of the Series D Convertible Preferred Stock and accrued interest for purposes of issuing IMT further shares of Series D Convertible Preferred Stock.

5.	We note that you intend on registering each Tranche of common stock underlying the Series D Convertible Preferred Stock. Please tell us why you believe it is permissible to register all the common shares underlying the Series D Convertible Preferred prior to the common stock.

Company Response: As noted in our response to comment 3 above, we have revised the disclosure in the proxy statement to state the terms of the Series D Convertible Preferred Stock, including that the Series D Convertible Preferred Stock has a fixed conversion price of $0.10. As such, when we issue a Tranche of Series D Convertible Preferred Stock we will undertake to register the underlying shares of each Tranche of Series D Convertible Preferred Stock, as soon as practicable after each such issuance a definitive number of shares of common stock will be registered as we know how many common shares each share of Series D Convertible Preferred Stock converts into in connection with each Tranche.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact David E. Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., our outside securities counsel, at (212) 603-6300.

Sincerely,

xG Technology, Inc.

By:	/s/ Roger Branton
Roger Branton Chief Financial Officer